FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 11, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Interim Consolidated Financial Statements for the period ending June 30, 2010
99.2	Management's Discussion and Analysis for the second quarter ended June 30, 2010
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

EXHIBIT 99.1

Interim Consolidated Financial Statements
June 30, 2010

(Expressed in U.S. dollars)
(Unaudited)

Contents

Interim Consolidated Financial Statements

Consolidated Balance Sheets	3
Interim Consolidated Statements of Operations and Other Comprehensive (Loss) Income	4
Interim Consolidated Statements of Changes in Shareholders’ Equity	5
Interim Consolidated Statements of Cash Flows	6
Summary of Significant Accounting Policies	7-11
Notes to Interim Consolidated Financial Statements	12-24

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)
(Unaudited)
	June 30, 2010	December 31, 2009

Assets

Current
Cash and cash equivalents	$137,193,235	$44,468,432
Short-term investments (Note 2)	8,728,423	21,547,571
Advances receivable	302,198	89,821
Prepaid expenses and deposits	1,535,409	5,463,023

	147,759,265	71,568,847

Investment (Note 3)	1,886,622	1,991,682
Property, plant and equipment (Note 4)	21,038,563	8,979,907
Mineral properties (Note 5)	156,548,856	123,521,370

	$327,233,306	$206,061,806

Liabilities and Shareholders’ Equity

Current
Accounts payable	$3,616,768	$1,930,963
Accrued liabilities	23,483	301,109
	3,640,251	2,232,072
Commitments (Note 8)

Shareholders’ equity
Share capital (Note 6)	374,029,399	253,231,560
Contributed surplus	19,475,439	17,672,666

Accumulated other comprehensive loss	(23,389)	-
Deficit	(69,888,394)	(67,074,492)
Accumulated other comprehensive loss and deficit	(69,911,783)	(67,074,492)

	323,593,055	203,829,734

	$327,233,306	$206,061,806

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	173,061,938	105,961,938

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                    Banro Corporation
 Interim Consolidated Statements of Operations and
Other Comprehensive (Loss) Income
(Expressed in U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Expenses
Professional fees	$175,501	$128,260	$297,247	$309,628
Consulting fees	185,182	112,158	185,182	139,510
Office and sundry	296,422	454,520	567,861	630,606
Salary	458,791	461,060	918,560	885,523
Employee stock based compensation	503,354	440,560	1,149,292	684,602
Travel	285,113	191,837	502,884	316,005
Shareholder relations and promotion	51,265	106,637	145,576	176,172
Directors fees	56,250	30,000	112,500	60,000
Interest and bank charges	8,993	4,212	15,663	8,506
Amortization	17,114	8,041	34,131	15,406
Foreign exchange loss (gain)	151,281	224,135	(1,087,765)	287,415
	(2,189,266)	(2,161,420)	(2,841,131)	(3,513,373)
Interest income	122,210	9,925	174,521	15,286

Loss from operations	(2,067,056)	(2,151,495)	(2,666,610)	(3,498,087)

Share of equity loss of BRC DiamondCore Ltd. (Note 3)	(38,110)	-	(147,292)	-

Net loss for the period	$(2,105,166)	$(2,151,495)	$(2,813,902)	$(3,498,087)

Fair value adjustment on available-for-sale investment	-	(12,123)	-	(543,125)

Cumulative translation adjustment	(91,638)	-	(23,389)	-

Other comprehensive loss for the period	(91,638)	(12,123)	(23,389)	(543,125)

Comprehensive loss for the period	$(2,196,804)	$(2,163,618)	$(2,837,291)	$(4,041,212)

Basic net loss per share (Note 6 (e))	$(0.02)	$(0.03)	$(0.02)	$(0.06)
Diluted net loss per share (Note 6(e))	$(0.02)	$(0.03)	$(0.02)	$(0.06)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars)
(unaudited)
	Share Capital Number of Shares	Share Capital Amount (Note 6)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit
December 31, 2007	39,860,137	$136,593,491	$14,000,674	$503,570	$(53,839,331)
Transfer to investment for BRC DiamondCore upon loss of significant influence (Note 3)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	1,924,641	-	-
Options exercised or forfeited	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary	-	-	-	13,247,753	-
Issued share capital	12,000,000	16,639,431	-	-	-
Issued warrants	-	1,559,947	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)
December 31, 2008	52,482,938	$158,527,626	$14,761,134	$-	$(62,309,823)
Issuance of stock options	-	-	2,911,532	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(484,576)	-
Reduction in value of investment other than temporary	-	-	-	484,576	-
Issued share capital	53,479,000	100,357,254	-	-	-
Financing costs	-	(5,653,320)	-	-	-
Net loss for the year	-	-	-	-	(4,764,669)
December 31, 2009	105,961,938	$253,231,560	$17,672,666	$-	$(67,074,492)
Issued share capital	67,100,000	129,050,568	-	-	-
Financing costs	-	(8,252,729)	-	-	-
Issuance of stock options	-	-	1,737,152	-	-
Share of contributed surplus BRC DiamondCore Ltd.	-	-	65,621	-	-
Cumulative translation adjustment (Note 3)	-	-	-	(23,389)	-
Net loss for the period	-	-	-	-	(2,813,902)

June 30, 2010	173,061,938	$374,029,399	$19,475,439	$(23,389)	$(69,888,394)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
 Interim Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net loss for the period	$(2,105,166)	$(2,151,495)	$(2,813,902)	$(3,498,087)
Adjustments to reconcile net loss to net cash provided by operating activities
Unrealized foreign exchange loss	2,653,871	245,265	1,628,154	291,303
Share of equity loss	38,110	-	147,292	-
Employee stock based compensation (Note 6(d))	503,354	440,560	1,149,292	684,602
Accrued interest on short-term investments	(930)	6,754	(2,424)	2,376
Amortization	17,114	8,041	34,131	15,406
Changes in non-cash working capital
Advances receivable	(45,592)	139,604	(212,377)	130,348
Prepaid expenses and deposits	(200,707)	(90,485)	(875,041)	4,600
Accounts payable	(242,571)	42,773	(36,790)	388,097
Accrued liabilities	3,807	156,741	(277,321)	(202,592)
	621,290	(1,202,242)	(1,258,986)	(2,183,947)
Investing activities
Acquisition of property, plant and equipment	(1,394,392)	(66,660)	(8,903,117)	(93,031)
Proceeds from maturity (purchase) of short-term investments	493,525	2,091,246	12,821,541	(1,907,433)
Change in restricted cash	-	(298,187)	-	(242,000)
Advances to BRC DiamondCore Ltd.	-	(1,842)	-	(5,406)
Mineral properties (Note 5)	(25,170,299)	(3,653,183)	(29,106,637)	(9,579,414)
	(26,071,166)	(1,928,626)	(25,188,213)	(11,827,284)
Financing activities
Common shares issued, net of issuance costs	120,797,839	81,298,799	120,797,839	94,701,135

Effect of foreign exchange on cash held in foreign currency	(2,660,514)	(342,813)	(1,625,837)	(343,435)

Net increase in cash during the period	92,687,449	77,825,118	92,724,803	80,346,469

Cash and cash equivalents, beginning of period	44,505,786	4,874,951	44,468,432	2,353,600

Cash and cash equivalents, end of period	$137,193,235	$82,700,069	$137,193,235	$82,700,069
Cash and cash equivalents is comprised of the following:
Cash	$134,132,348	$82, 700,069	$134,132,348	$82,700,069
Cash equivalents	$3,060,887	$-	$3,060,887	$-

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Summary of Significant Accounting Policies
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

Nature of Business and Basis of Presentation
Banro Corporation's (the "Company") business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

Principles of Consolidation
These interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

These interim consolidated financial statements have been prepared on a basis consistent with that followed in the audited consolidated financial statements of the Company for the year ended December 31, 2009, with the exception of the changes disclosed in the notes to these interim consolidated financial statements.  The disclosures contained in these interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

Banro Corporation
Summary of Significant Accounting Policies
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

Investments
Investments in the common shares of companies subject to significant influence are accounted for using the equity method.  Investments in companies where significant influence cannot be exerted are designated as available-for-sale at market value.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Equipment and machinery	-	Straight line over four years
Leasehold improvements	-	Straight line over life of lease

Included in equipment and machinery is a purchased gold process plant, which will not be depreciated until construction is completed.

Asset Impairment
The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment loss reconsideration events were identified for the three and six month periods ended June 30, 2010 and as at December 31, 2009.

Foreign Currency Translation
These interim consolidated financial statements are expressed in the functional currency of the Company, United States dollars (“U.S.$”).  The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate.  Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive (loss) income.   See Note 3 with respect to the foreign currency translation of the Company’s investment in BRC DiamondCore Ltd.

Banro Corporation
Summary of Significant Accounting Policies
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

Mineral Properties
Exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known.  As the Company currently has no operating income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs.  If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options
The Company has a stock option plan, which is described in Note 6(d).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements over the vesting period.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital.  Shares are issued from treasury upon the exercise of stock options.

Asset Retirement Obligations
The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.  The Company has no asset retirement obligations recorded on its balance sheet as at June 30, 2010 and at December 31, 2009.

Financial Instruments – recognition and measurement
Held-for-trading financial instruments which include cash and cash equivalents, are initially measured at fair value and changes in fair value are recognized in net loss for the period.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from impairment write-downs are recognized in net loss for the period. The Company’s short term investments are classified as held-to-maturity and are recorded at amortized cost. Advances receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Banro Corporation
Summary of Significant Accounting Policies
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

Available-for-sale (“AFS”) financial assets are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income (loss) except for losses in value that are considered other than temporary.  Impairment losses that are considered other than temporary are recorded in the statement of operations and other comprehensive (loss) income in the period the impairment occurs.

Income Taxes
The asset and liability method is used to determine income taxes.  Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  Net future income tax assets are offset by valuation allowances to the extent that they are not more likely than not to be realized.

Loss per Share
Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period.  Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

Use of Estimates
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of any revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates and assumptions include those related to the recoverability of deferred exploration and development expenditures, mineral properties, stock options and assessment of other than temporary declines in investments.

Variable Interest Entities
Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns.  The Company currently does not have any VIE's.

Banro Corporation
Summary of Significant Accounting Policies
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

Future Accounting Standards
Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 1582, Business Combinations, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests.  These sections will require that a non-controlling interest be presented as part of shareholder’s equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the CICA confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2.	Short Term Investments

As at June 30, 2010, the Company had investments in U.S.dollar commercial paper and discount notes with interest rates from 0.18% to 0.25%, maturity dates up to August 11, 2010 and a market value of $8,728,385 at June 30, 2010 (2009 - $19,216,724). As at June 30, 2010, there were no Canadian dollar discount notes outstanding.  As at December 31, 2009, the Company had outstanding a Canadian dollar (“Cdn$”) discount note with an interest rate of 0.22%, maturity of February 16, 2010 and a market value of $2,328,392 (Cdn$ 2,447,075). Short term investments are held to maturity.

3.	Investment in BRC DiamondCore Ltd.

	June 30, 2010	December 31, 2009

BRC DiamondCore Ltd.	$1,886,622	$1,991,682

As at June 30, 2010, the Company owned 35,433,987 common shares, representing a 39.63% (December 31, 2009 – 39.63%) equity interest, in BRC DiamondCore Ltd. (“BRC).  The market value of the Company's investment in BRC as at June 30, 2010 is $2,662,652.  In addition, as at June 30, 2010, an amount of $12,954 (December 31, 2009 - $12,954) was payable to BRC with respect to the Company’s share of common expenses in the Congo.  The principal business of BRC is the acquisition and exploration of diamond properties.

       The Company's investment in BRC is summarized as follows:
Available-For-Sale (“AFS”) investment at December 31, 2008	$768,463
Fair value of AFS investment to November 23, 2009	(484,576)
Acquisition of BRC shares at November 24, 2009	2,688,671
Share of loss from November 24 to December 31, 2009	(215,154)
Reduction in investment of BRC at December 31, 2009	(752,768)
Amount due to BRC as at December 31, 2009	(12,954)
Equity method accounted investment at December 31, 2009	1,991,682
Share of loss for the six month period ended June 30, 2010	(147,292)
Share of BRC contributed surplus	65,621
Cumulative translation adjustment	(23,389)
Equity method accounted investment at June 30, 2010	$1,886,622

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

3.     Investment in BRC DiamondCore Ltd. (continued)

As at June 30, 2010, the Company had significant influence over BRC and therefore, the Company’s investment in BRC is accounted for using the equity method.  The Company recorded its share of BRC’s loss of $147,292 (December 31, 2009 - $752,768) to adjust the carrying value of the investment to its share of the net equity of BRC as at June 30, 2010.

The assets and liabilities of BRC are translated into U.S. dollars at the period end rate of exchange for the purpose of incorporation into the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity.

BRC’s summarized consolidated balance sheet as at June 30, 2010 and as at December 31, 2009, converted to U.S.$ at the period end rate of exchange, and income statement for the three and six months ended June 30, 2010, converted to U.S. dollar at the average rate of exchange, are as follows:

	June 30, 2010	December 31, 2009
Assets
Current assets	$125,646	$787,529
Mineral properties	5,578,776	5,527,107
Property, plant and equipment	81,106	134,917

	5,785,528	6,449,553

Liabilities	(992,502)	(1,391,175)

Net Equity	$4,793,026	$5,058,378

	Three months ended June 30, 2010	Six months ended June 30, 2010
Statement of Operations
Interest income	$-	$-
Expenses	(95,544)	(372,826)

Net Loss	$(95,544)	$(372,826)

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

4.	Property, Plant and Equipment

June 30, 2010	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$160,213	$72,568	$87,645
Office equipment	768,922	367,152	401,770
Vehicles	3,249,831	1,031,429	2,218,402
Communication equipment	175,822	82,623	93,199
Field camps	1,257,849	561,970	695,879
Surveying equipment	106,780	100,455	6,325
Geochemistry	186,856	171,212	15,644
Field equipment	9,385,096	1,128,217	8,256,879
Equipment & machinery	9,378,385	122,874	9,255,511
Leasehold improvement	8,948	1,639	7,309

	$24,678,702	$3,640,139	$21,038,563

December 31, 2009	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$158,463	$63,167	$95,296
Office equipment	501,201	312,756	188,445
Vehicles	1,117,264	823,462	293,802
Communication equipment	136,561	65,848	70,713
Field camps	953,993	451,075	502,918
Surveying equipment	106,780	96,700	10,080
Geochemistry	186,856	161,154	25,702
Field equipment	112,336	21,757	90,579
Equipment & machinery	7,700,541	-	7,700,541
Leasehold improvements	2,740	909	1,831

	$10,976,735	$1,996,828	$8,979,907

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

5.	Mineral Properties

a)	Deferred Exploration and Development Expenditures

	Six month period ended June 30, 2010	Year ended December 31, 2009	Cumulative from inception in April 1994 to June 30, 2010

Exploration and development costs	$30,830,446	$16,317,944	$160,841,660
Stock option compensation expense	587,860	815,035	8,330,424
Amortization of property, plant and equipment	1,609,180	496,572	3,877,830
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	33,027,486	17,629,551	172,717,787
Effect of exchange rate change	-	-	2,511

	33,027,486	17,629,551	172,720,298
Write-off	-	-	(16,191,442)

	$32,027,486	$17,629,551	$156,528,856

b)	Mineral Rights

	Six month period ended June 30, 2010	Year ended December 31, 2009	Cumulative from inception in April 1994 to June 30, 2010
Mineral rights	$-	$-	$9,701,194
Write-off	-	-	(9,681,194)

	$-	$-	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total mineral properties, June 30, 2010	$156,548,856

Total mineral properties, December 31, 2009	$123,521,370

Included in total mineral properties is a total cost of $1,472,489 (December 31, 2009 - $1,268,505) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

6.	Share Capital

     (a)      Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On May 20, 2010, the Company completed a financing involving the issuance of 67,100,000 common shares of the Company at a price of Cdn $2.05 per share for gross proceeds of Cdn $137,555,000 ($129,050,568) and financing costs of Cdn $8,906,229 ($8,252,729).

On June 25, 2009, the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).

On February 19, 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.

(c)	Share Purchase Warrants

As at June 30, 2010, the Company had outstanding warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the grant. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date.  As at June 30, 2010, the Company had 7,509,750 stock options outstanding to acquire common shares at a weighted-average price of Cdn$5.50 per share, expiring at various dates between July 2010 and June 2015.

The weighted averages of the remaining contractual life of outstanding and exercisable stock options are 3.04 and 2.68, respectively.

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

6.	Share Capital - (continued)

(d)  Stock Options - (continued)

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2008	3,524,750	9.74
Forfeited	(22,000)	3.10
Cancelled	(45,000)	15.00
Expired	(493,000)	3.87
Granted	4,030,000	2.17
Outstanding at December 31, 2009	6,994,750	9.74
Forfeited	(140,000)	2.30
Expired	(290,000)	3.53
Granted	945,000	2.30
Outstanding at June 30, 2010	7,509,750	5.50

The following table summarizes information about stock options outstanding and exercisable at June 30, 2010:

	Options outstanding and exercisable
Date of grant	Number outstanding at 06/30/10	Options Exercisable at 06/30/10	Exercise price Cdn$	Expiry date

07/19/05	3,750	3,750	5.25	7/19/10
08/31/05	45,000	45,000	6.60	8/31/10
09/09/05	52,500	52,500	6.68	9/09/10
01/25/06	250,000	250,000	11.25	1/25/11
02/06/06	20,000	20,000	11.25	2/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	915,000	915,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	300,000	12.00	8/24/12
9/26/08	277,500	277,500	3.10	9/26/13
10/30/08	180,000	180,000	1.10	10/30/13
3/2/09	200,000	150,000	2.00	3/2/14
3/26/09	3,175,000	2,381,250	2.15	3/26/14
4/6/09	10,000	7,500	2.16	4/6/14
9/1/09	280,000	-	2.30	9/1/14
9/14/09	75,000	-	2.55	9/14/11
11/2/09	50,000	-	2.30	11/2/14
12/14/09	50,000	-	2.30	12/14/14
12/16/09	50,000	-	2.30	12/16/14
1/6/10	250,000	-	2.31	1/06/15
1/12/10	65,000	-	2.30	1/12/15
1/19/10	80,000	-	2.30	1/19/15
1/20/10	90,000	-	2.30	1/20/15
3/24/10	70,000	-	2.30	3/24/15
6/07/10	130,000	-	2.30	6/7/15
6/22/10	260,000	-	2.30	6/22/15

	7,509,750	5,213,500

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

6.	Share Capital - (continued)

(d)  Stock Options - (continued)

During the three and six month periods ended June 30, 2010, the Company recognized in the statement of operations and other comprehensive (loss) income as an expense $503,354 and $1,149,292, respectively (compared to $440,560 and $684,602 during the same respective periods in 2009) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $587,860 for the six month period ended June 30, 2010 (for the six month period ended June 30, 2009 - $282,977) related to stock options issued to employees and a consultant of the Company’s subsidiaries in the Congo was capitalized as mineral properties. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options previously granted based on the following factors:

(i)      risk-free interest rate: 1.67% to 2.10% (December 31, 2009 – 1.35% to 1.90%) which is based on the Canadian Zero Coupon Bond Rate

(ii)      expected volatility: 102.75% to 104.85% (December 31, 2009 – 92.51% to 104.91%) which is based on the Company’s stock price over 2 years

(iii) expected life: 3 years (December 31, 2009 – 2- 3 years)

(iv) expected dividends: $Nil (December 31, 2009 - $Nil)

A summary of the status of the Company’s non-vested options as at June 30, 2010 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2009	4,144,375	$1.27
Granted	945,000	1.31
Forfeited	(140,000)	1.48
Vested	(2,653,125)	1.25

Non-vested at June 30, 2010	2,296,250	$1.30

(e)      Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three month period ended June 30, 2010, amounting to 136,193,806 common shares (June 30, 2009 – 64,871,894) and for the six month period ended June 30, 2010, amounting to 121,161,386 common shares (June 30, 2009 – 60,866,336).

Diluted loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and six month periods ended June 30, 2010 is 136,523,806 and 121,491,386 common shares, respectively (three and six month periods ended June 30, 2009 – 64,871,894 and 60,866,336).  As at June 30, 2010, 13,509,750 common shares related to stock options and warrants were anti-dilutive.

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

7.	Related Party Transactions

During the three and six month periods ended June 30, 2010, the Company paid directors’ fees of $56,250 and $112,500, respectively to non-executive directors of the Company, (compared to $30,000 and $60,000 during the same respective periods in 2009).

During the three and six months ended June 30, 2010, legal fees of $351,543 and $445,243 (compared to $214,736 and $444,741 during the same respective periods in 2009), incurred in connection with general corporate matters as well as the Company's financing, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at June 30, 2010, $31,113 (December 31, 2009 - $29,772) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

8.	Lease Commitments

The Company's future minimum lease commitments for office premises as at June 30, 2010 are as follows:

2010	$161,051
2011	231,750
2012	211,088
2013	49,613
$653,502

9.	Segment Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of capital assets and deferred exploration costs are as follows:

	June 30, 2010	December 31, 2009

Congo – mineral properties	$156,548,856	$123,521,370
Congo – capital assets	20,835,257	8,760,656
Canada – capital assets	203,306	219,251
	$177,587,419	$132,501,277

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

10.	Supplemental Cash Flow Information

During the period indicated the Company undertook the following significant non-cash transactions:

	Three month period ended June 30, 2010	Three month period ended June 30, 2009	Six month period ended June 30, 2010	Six month period ended June 30, 2009
Amortization included in mineral properties	$967,810	$103,213	$1,609,180	$213,034
Stock option compensation included in mineral properties	$297,185	$192,387	$587,860	$282,977
Interest paid	$-	$-	$-	$-

As at June 30, 2010, an amount of $4,798,850 was transferred from prepaid expenses and deposits to property, plant and equipment when title to the equipment was received.

11.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, advances receivable, short-term investments, and accounts payable approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash and cash equivalents – The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months.

Fair Value Measurements at Reporting Date Using:
June 30, 2010 Assets:	Level 1	Level 2	Level 3
Cash and cash equivalents	$137,193,235	-	-
Short-term investments	$8,728,423	-	-

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

11.  Financial Instruments and Risk Management (continued)

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rands. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive (loss) income. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2010. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at June 30, 2010.

	Canadian dollars	Congolese francs	South African rand	British pounds	Australian Dollar
Cash	133,266,767	891,772	1,345,367	685	1,150
Prepaid expenses	30,375	-	46,473	8,500	-
Accounts payable	(125,859	-	(735,689)	(169,040)	-
Total foreign currency net working capital	133,171,283	891,772	656,151	(159,855)	1,150
US$ exchange rate at June 30, 2010	$0.9393	0.00107	0.13050	1.49986	0.84917
Total foreign currency net working capital in US$	$125,087,786	$954	$85,628	$(239,760)	$977
Impact of a 10% strengthening of the US$ on net loss	$12,508,778	$95	$8,563	$(23,976)	$98
Impact of a 10% strengthening of the US$ on other comprehensive income	$-	$-	$-	$-	$-

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

11.  Financial Instruments and Risk Management (continued)

        Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  Cash and cash equivalents are held in Canada, the Congo and South Africa.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

12.	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by striving to attract shareholders who understand the long term value of the business being developed.

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

13.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies under Canadian GAAP do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

The impact of the foregoing on the financial statements is as follows:

Interim Consolidated Statements of Operations and Other Comprehensive (Loss) Income

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Loss per Canadian GAAP	$(2,105,166)	$(2,151,495)	$(2,813,902)	$(3,498,087)
Mineral properties	(22,246,537)	(3,192,363)	(32,986,395)	(7,308,332)
Loss per U.S. GAAP	(24,351,703)	(5,343,858)	(35,800,297)	(10,806,419)
Total comprehensive loss	$(24,351,703)	$(5,343,858)	$(35,800,297)	(10,806,419)

Loss per share (basic and diluted)	$(0.18)	$(0.08)	$(0.30)	$(0.18)

Consolidated Balance Sheets

	June 30, 2010	December 31, 2009

Total assets per Canadian GAAP	$327,233,306	$206,061,806
Equity investment	(1,886,622)	(2,004,636)
Mineral properties	(156,548,856)	(123,521,370)

Total assets per U.S. GAAP	$168,797,828	$80,535,800

Total liabilities per Canadian GAAP	$3,640,251	$2,232,072
Total liabilities per U.S. GAAP	$3,640,251	$2,232,072

Shareholders’ equity per Canadian GAAP	$323,593,055	$203,829,734
Equity investment	(1,886,622)	(2,004,636)
Mineral properties	(156,548,856)	(123,521,370)

Total shareholders’ equity per U.S. GAAP	$165,157,577	$78,303,728

Total liabilities and shareholders’ equity per U.S. GAAP	$168,797,828	$80,535,800

Banro Corporation
Notes to Interim Consolidated Financial Statements
 (Expressed in U.S. dollars except where otherwise noted)
(unaudited)
June 30, 2010

13. Generally Accepted Accounting Principles in Canada and the United States (continued)

Interim Consolidated Statements of Cash Flows
	Three month period ended June 30,		Six month period ended June 30,

	2010	2009	2010	2009
Cash flow provided by (used) in Operating activities per Canadian GAAP	$621,290	$(1,202,242)	$(1,258,986)	$(2,183,947)
Mineral properties	(25,170,299)	(3,653,183)	(29,106,637)	(9,579,414)
Operating activities per U.S. GAAP	(24,549,009)	(4,855,425)	(30,365,623)	(11,763,361)

Investing activities per Canadian GAAP	(26,071,166)	(1,928,626)	(25,188,213)	(11,827,284)
Mineral properties	25,170,299	3,653,183	29,106,637	9,579,414
Investing activities per U.S. GAAP	(900,867)	1,724,557	3,918,424	(2,247,870)

Financing activities per U.S. GAAP	120,797,839	81,298,799	120,797,839	94,701,135

Effect of foreign exchange on cash	(2,660,514)	(342,813)	(1,625,837)	(343,435)

Net increase in cash during the period	92,687,449	77,825,118	92,724,803	80,346,469

Cash and cash equivalents, beginning of the period	44,505,786	4,874,951	44,468,432	2,353,600

Cash and cash equivalents, end of the period	$137,193,235	$82,700,069	$137,193,235	$82,700,069

Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from inception to June 30, 2010

Exploration expenses	$(182,380,401)
General and administrative expenses	(44,250,121)
Interest income	6,118,298
Other	(24,221,064)
Net loss from inception to June 30, 2010, being the
deficit accumulated during the exploration and development stage	$244,733,288

Consolidated summarized statement of cash flows – U.S. GAAP
For the period from inception to June 30, 2010

Cash flows used in operating activities	$(219,073,054)
Cash flows provided by investing activities	(5,889,839)
Cash flows provided by financing activities	352,395,789
Effect of exchange rates on cash	9,760,339
Cumulative increase in cash from inception
being Cash, June 30, 2010	$137,193,235

EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER OF 2010

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2010

The following management’s discussion and analysis ("MD&A"), which is dated as of August 11, 2010, provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") as at and for the three and six month periods ended June 30, 2010, as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2010 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2009.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

1

General

The Company is engaged in the acquisition, exploration and development of gold properties.  The Company’s main exploration and development focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga.  As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 2,638 square kilometers.

In May 2010, the Company completed a financing involving the issuance of 67,100,000 common shares of the Company at a price of CDN$2.05 per share for aggregate gross proceeds of CDN$137,555,000 (the "Offering"). The Offering was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc. (together, the "Underwriters"). The 67,100,000 common shares issued under the Offering include 6,100,000 common shares issued and sold pursuant to the over-allotment option, which was exercised in full by the Underwriters.

Exploration

During the second quarter of 2010 and up to the date of this MD&A, the Company continued its exploration activities at its Twangiza, Namoya and Lugushwa projects. Exploration activities focused on the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa and Namoya.  This exploration program consists of gridding, mapping, soil sampling, stream sediment and rock sampling, trenching, auger drilling, and at Twangiza, limited diamond and reverse circulation (RC) drilling.  No ground exploration was undertaken with respect to the Company’s Kamituga project and the 14 exploration permit areas.

In a press release dated June 24, 2010, the Company reported that surface exploration work had identified two new gold mineralization zones at the Namoya Summit prospect at the Company's wholly-owned Namoya project. The two new gold mineralization zones are located to the southwest and northwest of the Namoya Summit deposit. Exploration work has so far covered a strike length of 250 metres at the southwest zone and 200 metres at the northwest zone.  Trench sampling results from the southwest mineralization include 10 metres at 8.24 g/t Au , 3 metres at 5.29 g/t Au and 4 metres grading 2.73 g/t Au.  Channel sampling results of the southwest mineralization include 17 metres grading 6.90 g/t Au, 9 metres at 5.69 g/t Au, 6 metres at 6.57 g/t Au, 8 metres at 3.90 g/t Au, 8 metres at 4.21 g/t Au and 8 metres at 2.89 g/t Au.  Trench sampling results of the northwest mineralization include 6 metres at 8.93 g/t Au, 12 metres at 5.12 g/t Au  and 5 metres at 3.11 g/t Au.  Reference is made to the said press release for additional information in respect of the exploration results.

(For additional information, reference is made to the Company’s June 24, 2010 press release which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov).

2

The on-going exploration work at the Namoya Summit prospect includes geological mapping, channel sampling of exposures and trenching. The goal of the current exploration program at Namoya is to delineate additional, near-surface resources that are within economic hauling distances of the proposed Namoya mine. The Company plans to follow up on the results of the surface exploration work at the Namoya project with a diamond drilling program in the third quarter of 2010.  Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo."  A copy of this report can be obtained from SEDAR at www.sedar.com.

In February 2010, the Company announced results of the first phase of exploration at the newly-discovered Ntula prospect, located approximately 27 kilometres west-north-west of the Twangiza Main and Twangiza North deposits at the Company's Twangiza project. The initial exploration work at Ntula included geological mapping, soil sampling, and rock chip sampling of artisanal workings and outcrops.  Exploration on the Ntula prospect is continuing by means of auger drilling, trenching and mapping in tandem with rock chip sampling. The Company plans to undertake a diamond drilling program at the Ntula prospect during the third quarter of 2010.

Development
The reconditioned gold processing plant for Twangiza Phase 1, which the Company purchased in Australia, arrived in Mombasa, Kenya, on June 6, 2010. The shipment comprises 90 x 40 foot containers and 60 break bulk items. The consignment was stored in a freight forwarder’s premises in Mombasa and will be released according to the construction schedule. The first trucks arrived on site during the month of July 2010.

Excavation of bulk earthworks associated with plant construction for Twangiza Phase 1 commenced in April 2010 and phase one and two earthworks covering the entire plant area were completed during June.

Civil works at the plant site and on the accommodation terraces are well advanced, such that the assembly of the reconditioned gold plant is scheduled to begin in October 2010. The final civil work is scheduled for completion in June 2011. The Company remains on schedule to complete construction of the Twangiza Phase 1 gold mine in the fourth quarter of 2011.

Access roads from the national road, N2, have been established to the Twangiza Phase 1 plant site and can accommodate trucks with 40 foot containers. Capping operations commenced during July and should be completed before the onset of the wet season, which is expected to commence towards the end of August / mid September. The road to provide access to the upper stream diversion dam at Twangiza is complete and associated earthworks have commenced. The road design of the road to the tailings management facility was completed and work has commenced.

During the second quarter of 2010, the Company continued with geotechnical site investigation and ground water flow studies at the Twangiza project. Geotechnical drilling for Standard Penetration Test (SPT) was completed at the process plant site, thus warranting the

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commencement of earthworks. The initial pitting and diamond drilling program at the tailings dam site at Twangiza was also completed during the period. Reverse circulation drilling for water flow measurements/monitoring as well as drilling of additional geotechnical holes at the tailings dam site for SPT and Packer Testing are continuing.

A 160 man construction camp that was ordered is now at Twangiza and is currently being erected.

The resettlement process at Twangiza involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009.  The implementation plan involving the physical movement of families from within and around the plant site, commenced early in May 2010 as per schedule and was completed by the end of June including the payment of agreed compensation.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the six month period ended June 30, 2010, the Company reported a net loss of $2,813,902, or $0.02 per share, compared to net loss of $3,498,087, or $0.06 per share, reported for the six month period ended June 30, 2009. For the three month period ended June 30, 2010, the Company’s net loss was $2,105,166, or $0.02 per share, compared to a net loss of $2,151,495, or $0.03 per share, recorded during the three month period June 30, 2009. During the three and six month periods ended June 30, 2010, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2009:

Consulting fees
During the three and six month periods ended June 30, 2010, consulting fees increased to $185,182 for both periods from $112,158 and $139,510 for the respective corresponding periods in 2009.  These fees were incurred in connection with the Company’s strategic planning and other corporate advice.

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Office and sundry
Office and sundry expenses decreased by approximately 35% to $296,422 during the second quarter of 2010 compared to $454,520 for the second quarter of 2009, mainly due to lower government fees and taxes, specifically with respect to a reassessment of the Ontario Employer Health Tax during the second quarter of 2009.  During the six month period ended June 30, 2010, office and sundry expenses, which included items such as rent, filing fees, insurance, communication costs as well as government fees and taxes, amounted to $567,861 compared to $630,606 for the six month period ended June 30, 2009.

Employee stock-based compensation
The fair value of employee stock-based compensation recorded during the six month period ended June 30, 2010 was $1,149,292 compared to $684,602 recorded during the corresponding period in 2009, due to a significant increase in stock option grants during the first quarter of 2010. Stock-based compensation expense recorded during the second quarter of 2010 amounted to $503,354 compared to $440,560 for the second quarter of 2009.

Travel
Travel expenses increased by 49% from $191,837 incurred during the second quarter of 2009 to $285,113 for the same period in 2010 reflecting increased visits to the Company's projects in the DRC as well as increased travel with respect other corporate meetings and activities. Overall travel expenses for the six month period ended June 30, 2010 amounted to $502,884 compared to $316,005 for the same period in 2009.

Foreign exchange gain(loss)
The Company recorded a foreign exchange gain of $1,087,765 during the six month period ended June 30, 2010 compared to a foreign exchange loss of $287,415 recorded during the six month period ended June 30, 2009, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income
The Company’s surplus cash is invested in US$ and Cdn$ commercial paper and discount notes.  During the three and six month periods ended June 30, 2010, these short term investments earned interest revenue of $122,210 and $174,521, respectively, compared to $9,925 and $15,286, earned periods during the respective corresponding periods in 2009.    Although interest rates have remained low in general, the increase in interest revenue was mainly due to an increased average balance of short term investments outstanding during the period as a result of a financing completed by the Company during the second quarter of 2010.

Exploration and development expenditures
During the six month period ended June 30, 2010, the Company incurred exploration and development expenditures of $33,027,486, capitalized as mineral properties in the Company’s consolidated balance sheet as at June 30, 2010. The allocation of such expenditures by project was as follows:

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Twangiza project	$29,309,442
Namoya project	1,678,027
Lugushwa project	1,780,371
Kamituga project	24,878
Banro Congo Mining SARL	234,768
Total	$33,027,486

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2010.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2010	2010	2009	2009
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net (loss) income	$(2,105,166)	$(708,736)	$(5,815,537)	$4,548,955
Net (loss) income per share	$(0.02)	$(0.01)	$(0.05)	$0.04

	2009	2009	2008	2008
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	$(2,151,495)	$(1,346,592)	$(7,020,263)	$(1,499,979)
Net loss per share	$(0.03)	$(0.02)	$(0.16)	$(0.04)

The Company’s net loss for the second quarter of 2010 was $2,105,166 compared to the net loss of $708,736 recorded in the first quarter of 2010.  The increase of $1,396,430 was mainly due to a foreign exchange loss of $151,281 incurred in the second quarter of 2010 as compared to a foreign exchange gain of $1,239,046 in the first quarter of 2010. In addition, the Company incurred consulting fees of $185,182 during the second quarter of 2010 compared to $nil in the first quarter of 2010.  The Company’s net loss of $708,736 recorded during the first quarter of 2010 compared to a net loss of $5,815,537 incurred in the previous quarter, was significantly impacted by stock option compensation expense of $645,938 which was offset by a foreign exchange gain of $1,239,046 recorded as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar. During the fourth quarter of 2009, the Company incurred a net loss of $5,815,537 which was mainly due to the following:  (a) a loss in the amount of $3,286,153 with respect to the debt settlement with BRC DiamondCore Ltd. (“BRC”) (b) a loss in the amount of $1,237,344 in relation to a reduction in the value of the Company’s investment in BRC, (c) the recording of an equity loss in BRC of $215,154, and (d) a foreign exchange gain of $1,180,851.  During the third quarter of 2009, the Company recorded net income of $4,548,955 compared to a net loss of $2,151,495 recorded for the second quarter of 2009.  The Company’s results for the third quarter of 2009 were significantly impacted by a foreign exchange gain of $6,548,929 as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.  During the second quarter of 2009, the Company recorded a net loss of $2,151,495 compared to a net loss of $1,346,592 reported for the first quarter of 2009.  The increase in the net loss recorded during the second quarter of 2009 as

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compared to the first quarter of 2009 was mainly due to increased government fees and taxes, foreign exchange loss and consulting fees.  The Company recorded a net loss of $1,346,592 during the first quarter of 2009 compared to a net loss of $7,020,263 recorded during the fourth quarter of 2008.  The results in the fourth quarter of 2008 were significantly impacted by a $5,106,373 write down of the Company’s equity investment in BRC.

Liquidity and Capital Resources

As at June 30, 2010, the Company had cash and short-term investments of $145,921,658 compared to cash and short term investments of $66,016,003 as at December 31, 2009.  During the six month period ended June 30, 2010, the Company spent $30,830,446 in exploration and development expenditures and paid $1,723,809 of accounts payables related to prior year exploration and development expenditures (compared to $9,579,414 spent in exploration expenditures during the first six months of 2009). In addition, during the six month period ended June 30, 2010 the Company spent $8,903,117 on capital assets (compared to $93,031 on capital assets spent during the six month period ended June 30, 2009) to carry on its projects in the DRC. During the six month period ended June 30, 2010, the Company continued the process of constructing the Twangiza Phase 1 gold mine and continued its exploration activities at Twangiza, Lugushwa and Namoya which consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.

The Company intends to implement a phased approach for the development of the Twangiza project and to that end purchased in September 2009 a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum. The current capital cost estimate to the completion of Phase 1, which will focus on oxide mining operations, is approximately $111,000,000 as at June 30, 2010.  Final capital cost for Phase 1 will be dependent on the final tailings management facility site selection and will be reviewed and adjusted once this site is selected and designed and contingencies are finalized.

The Company currently has sufficient funds to carry out its proposed 2010 operating budget and to continue the construction of Twangiza Phase 1. However, if the Company experiences cost overruns and delays in completion schedules, there may be a need to raise additional financing in order to complete Twangiza Phase 1. In addition, the Company will require significant additional financing in order to carry out plans to fully develop its projects (see the table below for the estimated capital costs for the full development of the Twangiza project; feasibility studies in respect of the Company's other projects have not yet been completed).  The Company has no operating revenues and is wholly reliant upon external financing to fund its activities.  There is no assurance that such financing will be available on acceptable terms, if at all.

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The Company’s estimated capital costs for the full development of the Twangiza project, as outlined in the updated Twangiza feasibility study (reference is made to the technical report of Senet filed on SEDAR and EDGAR dated July 17, 2009 and entitled “Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” for additional information in respect of these estimates), are summarized as follows:

Capex Summary	($ millions)
Mining	$ 79
Process Plant	150
Infrastructure	51
Management Costs	61
$ 341
Contingency	36
Total Capital Costs	$ 377
Hydro Power Costs	67
$ 444

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	653,502	$ 161,051	$ 492,451	$ -	$ -

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates related to the recoverability of deferred exploration and development expenditures and the assessment of other than temporary declines in investments.

The Company uses EIC-174 “Mining Exploration Costs” as a guide in determining if there is impairment in mineral properties which could affect the recoverability of the deferred exploration and development expenditures.  Thus far, there has not been an indication for an impairment test to be performed.

In addition, other critical estimates include the assumptions used in the calculation of the fair value of stock-based compensation.  The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted.  This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information.  Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

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The values of all stock options granted were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 1.67% to 2.10% (December 31, 2009 – 1.35% to 1.39%) which is based on the Canadian Zero Coupon Bond Rate;
-	expected volatility: 102.75% to 104.85% (December 31, 2009 – 92.51% to 104.91%) which is based on the Company’s stock price over 2 years;
-	expected life: 3 years (December 31, 2009 – 2-3 years);
-	expected dividends: $Nil (2009 - $Nil).

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders’ equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the Company completed the diagnostic phase of the project and began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting. During fiscal 2010, the Company is scheduled to complete the detailed assessment phase for all

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standards that affect the transition. The Company has scheduled the solutions development and the implementation phase on many of the IFRS issues for the third and fourth quarter of 2010.

The Company has identified areas noted below as those expected to have the most significant impact on the financial statements.  The differences are based on IFRS standards effective as at the date of this MD&A.  The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards with several projects underway.  The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.  Key differences identified as of the date of this MD&A are as follows:

Impairment of Property, Plant and Equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair values less costs to sell or value in use, is less than carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Property, Plant and Equipment

Under Canadian GAAP, costs incurred for property, plant and equipment on initial recognition are allocated to significant components when practicable.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased.  Otherwise, these costs are expensed.  Under IAS 16 Property, Plant and Equipment, costs incurred for property, plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component.  Practicability of allocating to significant components is not considered under IFRS.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when it is probable the future economic benefits will flow to the Company over a period and the costs can be measured reliably.  Upon capitalization, the carrying amount of components replaced, if any, are derecognized.  The Company is still analyzing its property, plant and equipment to determine if an opening IFRS balance sheet adjustment is necessary.

Share Based Payments

The Company has examined IAS 2 Share Based Payments (“IAS 2”) and has determined the following differences compared to Canadian GAAP: 1) Instalment vesting periods – Under IAS

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2, each new instalment must be treated as a separate issue and therefore be measured at the fair value at each vesting period; 2) Forfeitures – Management is required to estimate expected forfeitures of all option grants.  For any unvested options, the fair value will be recalculated using IFRS guidance upon adoption.

Other Accounting Policies

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies. The IASB has several projects slated for completion in 2010 and 2011 that may significantly impact the transition to IFRS and the financial statements of the Company. The Company continues to monitor the IASB’s progress on these projects and their impact on the Company’s transition plan to IFRS.

Impact on Information Systems and Technology

The adoption of IFRS may have some impact on the Company’s information systems’ requirements. The Company is assessing the need for systems upgrades or modifications to ensure an efficient conversion to IFRS. The main drivers for systems changes include:

▪	Additional information required as a result of enhanced note disclosures,
▪	Tracking of IFRS to Canadian GAAP differences during the transition, and
▪	Tracking sufficient level of details within the accounting records to allow management to maintain adherence with IFRS going forward.

The impact and changes to systems are on-going and will be prioritized as part of the project.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The adoption of IFRS may have a significant impact on the Company’s internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) due mainly to changes in financial reporting disclosures requirements. IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In some cases, IFRS also requires different presentation on the balance sheet and income statement. This will be the most significant impact to the Company. Specifically, the increased disclosure requirements will cause the Company to change current processes and implement new financial reporting processes to ensure the appropriate data is collected for disclosure purposes. During fiscal 2010, the Company will assess all entity-level, information technology, disclosure and business process controls which may require updating and testing to reflect changes arising from conversion to IFRS. Where material changes are identified, these changes will be mapped and tested to ensure that no material control deficiencies exist as a result of the Company’s conversion to IFRS. Currently the Company does not anticipate any changes that may materially impact its ICFR and DC&P as a result of the conversion to IFRS.

Financial Instruments

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, advances receivable, short-term investments, and accounts payable approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

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Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive (loss) income. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 11 of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

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Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As at August 11, 2010, the Company had outstanding 173,061,938 common shares, warrants to purchase an aggregate of 6,000,000 common shares and stock options to purchase an aggregate of 8,021,000 common shares.

Related Party Transactions

During the three and six months ended June 30, 2010, the Company paid director’s fees of $56,250 and $112,500, respectively, to non-executive directors of the Company, (compared to $30,000 and $60,000 during the same respective periods in 2009).  During the three and six month periods ended June 30, 2010, legal fees of $351,543 and $445,243 (compared to $214,736 and $444,741 during the same respective periods in 2009), incurred in connection with general corporate matters (including compliance with securities regulatory requirements) as well as the Company’s financing, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company.  As at June 30, 2010, $31,113 (December 31, 2009 - $29,772) owing to this legal firm was included in accounts payable.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

As at June 30, 2010, an amount of $12,954 was due to BRC with respect to the Company’s share of common expenses in the DRC. Also see Note 3 of the Interim Financial Statements for additional information.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.  In recent years, the DRC has experienced two wars and significant political unrest.  Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs or, if applicable, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.

All of the Company's properties are in the exploration or development stage only.  The Company currently operates at a loss and does not generate any revenue from operations.  The exploration and development of mineral deposits involve significant financial risks over a significant period of

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time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration and development stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During the six month periods ended June 30, 2010 and June 30, 2009, the Company recorded a foreign exchange gain of $ 1,087,765 and a foreign exchange loss of $287,415, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 29, 2010 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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EXHIBIT 99.3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Michael J. Prinsloo, Chief Executive Officer and President of Banro Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Banro Corporation (the "issuer") for the interim period ended June 30, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework* issued by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 11, 2010.

(signed) *"Michael J. Prinsloo"*
Name: Michael J. Prinsloo
Title: Chief Executive Officer and President

EXHIBIT 99.4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Donat K. Madilo, Chief Financial Officer of Banro Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Banro Corporation (the "issuer") for the interim period ended June 30, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework* issued by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 11, 2010.

(signed) *"Donat K. Madilo"*
Name: Donat K. Madilo
Title: Chief Financial Officer